JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

November 13, 2007	TSX-VENTURE: JNY
FRANKFURT: JL4

JOURNEY RESOURCES ANNOUNCES GRANT OF STOCK OPTIONS

VANCOUVER, BRITISH COLUMBIA – Jatinder Bal, President of the Company, reports that under the Company’s Stock Option Plan dated April 7, 2006, as amended October 12, 2006, the Company has granted a total of 450,000 incentive stock options, exercisable at $0.30 per Share, for a term of five years to certain Consultants of the Company.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com , or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

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